UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of Acquisition

On March 17, 2021, Luokung Technology Corp. (the “Company”) consummated its previously announced acquisition of eMapgo Technologies (Beijing) Co., Ltd., a leading provider of navigation and electronic map services in China (“EMG”). Pursuant to the Share Purchase Agreement dated August 28, 2019 (the “SPA”) and the Supplemental Agreement dated February 24, 2021 (the “Supplemental Agreement”), the Company purchased 100% of the equity interest of EMG from EMG’s shareholders for consideration of (i) a cash amount of USD equivalents of RMB413,066,326 and (ii) a number of the Company’s Common Shares equivalents of 127,028,593 with issuing price of USD 2.00 per share. The terms of the transaction are described in detail in the Supplemental Agreement, which is filed Exhibit 99.2 hereto and the SPA filed as Exhibit 99.1 to the Company’s Form 6-K dated September 13, 2019, each of which is hereby incorporated by reference in its entirety.

A press release announcing the closing is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Press release of Luokung Technology Corp.
99.2	Form of Supplemental Agreement by and among the Company, EMG and certain EMG shareholders, dated February 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2021

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
Name: Xuesong Song
Title: Chief Executive Officer

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